K&L GATES LLP

State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

July 30, 2009

VIA EDGAR

Christian T. Sandoe, Esq.
Securities and Exchange Commission
Washington, DC 20549

Re:     Credit Suisse Alternative Capital Long/Short Equity Fund, LLC

     File Nos. 333-144301 and 811-21658
Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
     File Nos. 333-144302 and 811-21641
Credit Suisse Alternative Capital Multi-Strategy Fund, LLC

     File Nos. 333-144304 and 811-21657

Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC

     File Nos. 333-144300 and 811-21644

Dear Mr. Sandoe:

We have received the Staff’s comments, provided on July 24, 2009 by Mr. John Ganley, on the above-captioned registration statements filed on Form N-2 by, respectively, Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Multi-Strategy Fund, LLC and Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC (each a "Fund," and collectively, the "Funds").

We respectfully submit this response letter on behalf of the Funds. As discussed, the Funds each will make a Rule 497 filing reflecting the responses to the Staff’s comments, as set forth below. The response is a joint response to the comments in light of the fact that the disclosure for each of the Funds is substantially identical. Page numbers refer to the registration statements of the Institutional Funds. Defined terms have the same meanings used by the Funds in their registration statements. For the Staff’s convenience, we have repeated each comment below, followed by the response.

In addition, in conjunction with this response letter, as discussed the Funds are seeking acceleration of effectiveness of the above filings to July 31, 2009. Accompanying this letter is the acceleration request of the Funds and of their distributor.

Comment 1:

1.     On page 1 of the Prospectus in the Summary, the Prospectus states that the Long/Short Equity Fund “invests substantially all of its assets in Hedge Funds that pursue long/short equity, equity market neutral and dedicated short equity strategies . . .” Under Rule 35d-1 (the “Names Rule”), please address why it is appropriate to include equity market neutral and dedicated short equity.

Response 1:

1.      As an initial response, we note that this language has remained unchanged since the Fund’s inception more than four years ago. Under the Names Rule, we continue to believe that no element of the Fund’s name other than “equity” suggests any type of particular security investment, and the Fund clearly states that it invests substantially all of its assets in Hedge Funds that invest in equity securities. Nonetheless, in response to a Staff comment on the Fund’s name at the time of the Fund’s initial filing in 2004, disclosure was added stating that the Fund could invest up to 20% of its assets in Hedge Funds “that employ strategies other than the strategy indicated by the Fund’s name.”

To the extent that the Fund’s names may suggest a particular investment strategy, the disclosure states that the Fund invests substantially all of its assets in Hedge Funds that pursue long and short equity strategies, clearly within the name “Long/Short Equity.” In this regard, the next sentence following the staff-quoted language states “These Hedge Funds vary in their net exposure to the equity markets, but typically manage portfolios of both long and short equity positions.” Thus, to the extent that the Fund’s name suggests certain types of investment strategies, the disclosure is plain that the Fund invests in Hedge Funds that invest in equity securities using long and short strategies. As far as the Staff’s above comment, an equity market neutral strategy is one particular type of long/short equity strategy; indeed, market neutral may be considered the quintessential long and short strategy in that an investment manager invests with a neutral view of (as opposed to a long or short bias towards) the direction of equity markets generally, by maintaining an approximately equal weighting of long and short positions. Other long/short strategies, as indicated in the disclosure, may exhibit long or short bias. Short-dedicated funds also are considered a long and short equity strategy, in that such a fund seeks to maintain a significant bias toward short equity positions, rather than utilizing an approach that either shifts between long or short bias or seeks to avoid altogether any significant bias (market neutral). We respectfully believe that the Fund’s name is fully compliant with both the Names Rule and general principals of clear disclosure, and thus no changes are necessary.

Comment 2:

2.     On page 4 of the Prospectus, in the “Management Fee and Services Fee” discussion, the third sentence states “A portion of the Management Fee may be reallocated internally to affiliates of the Adviser within Credit Suisse that supply services related to the distribution of Units.” Please explain how such payment is appropriate.

Response 2:

2.     The internal reallocation of a portion of the Adviser’s management fee does not involve a charge of any additional fee, and merely reflects that some portion of the Adviser’s management fee may be reallocated internally. The Funds are closed-end funds and thus are not subject to rule 12b-1. However, the language is similar to disclosure that would accompany a “defensive 12b-1 fee,” in the context of an open-end fund, and which would indicate as a matter of sound disclosure that some portion of the management fee (representing the Adviser’s revenue from managing the fund) could be considered used to support distribution of the fund.

Comment 3:

3.     On Page 8 of the Prospectus, under “Risks Common to Each Fund - Lack of Liquidity of Master Funds,” the disclosure includes a discussion of side pocket investments. As a supplemental response, please confirm that investment levels in these areas remain approximately at the levels previously discussed with the Staff.

Response 3:

3.     As in previous years, as a supplemental response, we confirm that investment levels in side pocket investments remain at de minimis levels, which are routinely reported to the Board of the Funds.

Comment 4:

4.     In the Fee Table on page 8 of the Prospectus, please remove the line entitled “Total Annual Fund Operating Expenses” to conform to Form N-2 requirements.

Response 4:

4.     The requested change has been made.

Comment 5:

5.     In the Fee Table footnotes, it is the current position of the Staff that a contractual expense limitation agreement must run through the end of the period of effectiveness for a registration statement in order to show the limitation effect in the fund’s fee table. The footnotes to the Fee Table indicate that the Fund’s agreement expires March 2010.

Response 5:

5.     The contractual Expense Limitation Agreement has been extended through July 2010 in order to accommodate the Staff’s position.

Comment 6:

6.     On page 18, the Prospectus discusses the potential for a Fund to withdraw from a Master Fund, please address how such a withdrawal would be accomplished in keeping with the Master Fund’s status as a closed-end fund.

Response 6:

6.     The disclosure states that a Fund could withdraw from the Master Fund only (if, as an initial matter, the Fund’s board determined such a withdrawal was in the Fund’s best interests) “provided that the Master Fund permits the Fund to tender for repurchase its interest.” This disclosure reflects that the Master Fund could only allow a Fund to withdraw if (i) the board of the Master Fund determined such an action was in the best interests of Master Fund investors by conducting a tender offer, and (ii) the Master Fund conducted a repurchase offer under the tender rules. Under the tender offer rules, any such repurchase would, absent an exemption or no-action position, be open to all Master Fund investors on the same terms.

Comment 7:

7.     On page 1 of the SAI, the introductory language to the Fund’s fundamental policies states that each Fund may not concentrate in a particular industry or group of industries “except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders or other guidance provided by the SEC or its staff.” Does this allow the Fund to concentrate?

Response 7:

7.     The Funds do not concentrate investment in any industry, and in order to concentrate, a Fund would be required to amend its investment restriction by holding a shareholder vote.

Comment 8:

8.     On page 9 of the SAI, in the disclosure about the Fund’s board, Interested Managers are indicated by a footnote. Please set off such Managers from the table under a separate heading entitled “Interested Managers.”

Response 8:

8.     The requested change has been made.

* * *

If there are any questions, please contact me at 617.261.3231.

Sincerely,

/s/ George J. Zornada

George J. Zornada

Credit Suisse Alternative Capital, Inc.
11 Madison Avenue
New York, New York 10020

July 30, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:   Mr. Christian Sandoe

Division of Investment Management

Re:      Credit Suisse Alternative Capital Long/Short Equity Fund, LLC

Registration Statement on Form N-2 (333-144301; 811-21658)

Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC

Registration Statement on Form N-2 (333-144302; 811-21641)

Credit Suisse Alternative Capital Multi-Strategy Fund, LLC

Registration Statement on Form N-2 (333-144304; 811-21657)

Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC

Registration Statement on Form N-2 (333-144300; 811-21644)

Dear Mr. Sandoe:

Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Multi-Strategy Fund, LLC and Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC, (each, a “Fund” and together, the “Funds”) have filed the above-captioned registration statements on Form N-2 (each, a “Registration Statement”). Each hereby seeks acceleration of the effectiveness of the applicable Registration Statement as set forth below.

The Funds each hereby request acceleration of the effectiveness of the attached Registration Statement for July 31, 2009.

In support of its request for acceleration, each Fund acknowledges that:

1.      Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.      The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.      The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours,

Credit Suisse Alternative Capital Long/Short Equity Fund, LLC

Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC

Credit Suisse Alternative Capital
Multi-Strategy Fund, LLC

Credit Suisse Alternative Capital
Multi-Strategy Institutional Fund, LLC

By: /s/ Kevin Gao

Kevin Gao
Secretary

Credit Suisse Asset Management Securities, Inc.
11 Madison Avenue
New York, New York 10020

July 30, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:   Mr. Christian Sandoe

Division of Investment Management

Re:       Credit Suisse Alternative Capital Long/Short Equity Fund, LLC

Registration Statement on Form N-2 (333-144301; 811-21658)

Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC

Registration Statement on Form N-2 (333-144302; 811-21641)

Credit Suisse Alternative Capital Multi-Strategy Fund, LLC

Registration Statement on Form N-2 (333-144304; 811-21657)

Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC

Registration Statement on Form N-2 (333-144300; 811-21644)

Ladies and Gentlemen:

The undersigned, as distributor of each above-captioned fund and offering, hereby joins in the request of the funds that the effectiveness of their respective registration statements relating to the securities be accelerated for July 31, 2009.

Credit Suisse Asset Management
Securities, Inc.

By: /s/ George Hornig

George Hornig
President